SALLY A. PAULL
CORPORATE VICE PRESIDENT
HUMAN RESOURCES

TELEPHONE:
(212) 224-6708

FACSIMILE:
(212) 224-6740

E-MAIL:
sally.paull@frx.com

October 11, 2013

Mr. Alex Kelly
1249 Prospect Street
Westfield, NJ 07090

Dear Alex:

We are delighted to extend our offer of at-will employment for the position of Corporate Senior Vice President, Chief Communications Officer, Public Affairs and Investor Relations, at an annual salary of Three Hundred and Ninety Thousand Dollars ($390,000) paid bi-weekly. In this position, located in the NYC Corporate Headquarters, you will be reporting to Brenton L. Saunders, Chief Executive Officer and President. Brent will work with you to determine a mutually agreeable start date, which we hope to be no later than October 28, 2013, or potentially sooner. This offer is contingent upon the satisfactory completion of a background check and drug screen.

As a Corporate officer, you will be eligible to receive a bonus based upon both Company and your individual performance paid no later than June 2014, which is the 1st quarter following the close of the Fiscal Year on which the performance bonus is based. Your executive bonus target is 60% of base salary, or $234,000. You will be eligible for a full year bonus for Fiscal Year 2014. A copy of the Company's Annual Incentive Plan will be provided to you.

As part of your total compensation package with Forest, you will be nominated for an annual equity grant. Your first grant will be nominated at a value of $585,000, consisting of a combination of stock options and restricted share awards, at the first Board meeting following your date of hire. All equity grants are made at a level and at the sole discretion of the Board of Directors.

Based on the above, I am pleased to summarize that your first year's annualized total direct target compensation is $1,209,000.

Effective November 1, 2013 (or on your date of hire, should that be later than November 1, 2013), you are eligible for inclusion into the Corporate Officer Severance Plan, and for entering into a Change in Control Employment Agreement with the Company. This Plan and Agreement, and participation in the Plan or Agreement, are provided at the sole discretion of the Board of Directors, and are subject to such terms and conditions as may be from time to time applicable.

Additionally, we are pleased to invite you to participate in the Forest Laboratories, Inc. Deferred Compensation Plan (DCP). The Forest DCP provides you with the opportunity to defer wages on a pre-tax basis without the IRS limits that constrain the Savings & Profit Sharing Plan. Please keep in mind that the DCP is a premium benefit offered to select, highly compensated employees and as such, this invitation is to remain confidential. More information regarding the plan will be provided on your first day of employment. Assuming your start date is prior to November 25, 2013, you will be eligible to participate in the DCP effective January 1, 2014.

On your first day of employment you will be eligible to participate in our comprehensive healthcare, life insurance and flexible spending plans. You are also eligible to participate in our Flexible Spending Accounts (Medical/Dependent), LTC, Life, Profit Sharing & 401K Savings Plan, and Disability plans in accordance with the standard eligibility requirements as defined in the respective plans. You will also be eligible for vacation at a rate of four (4) weeks per annum in accordance with our company vacation policy.

As required by the U.S. Department of Labor and pursuant to the Immigration Nationality Act, our company is required to verify the identity and employment authorization of all new hires. In order to comply with this legal obligation, we must complete an Employment Eligibility Verification Form (I-9) within three (3) days of your hire. Additionally, you will be required to sign the Company Confidentiality Non-Disclosure Agreement as a condition of your hire. A copy of this Agreement is attached to this employment offer.

Forest is a Company which operates on the principles of mutual respect, integrity, and honesty, each of which drives how we interact with one another and how we conduct all elements of our business. Alex, we look forward to welcoming you into our Company, and to the strong leadership and valuable contributions you will bring to Forest! Please sign in the area below to indicate your formal acceptance of our offer, and return a signed original of this letter to me no later than Friday, October 18, 2013. Don't hesitate to contact me at 212.224.6708 should you have any questions.

Again, we look forward to welcoming you to Forest!

Sincerely,



Sally A. Paull
Corporate Vice President, Human Resources

AGREED & ACCEPTED BY:



Alex Kelly

OCTOBER 18, 2013

Date

cc: B. Saunders; D. Thrasher

FOREST LABORATORIES, INC.